Grupo PARANAPANEMA

São Paulo, May 30th, 2006

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comisson
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

SUPPL

Ref. **Paranapanema S.A.**
CUSIP N° 4005K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

Gentleman/Madam:

We are enclosing a copy of Minutes of the General and Extraordinary Meetings held on April 27th, 2006, of Paranapanema S.A.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

p/Augusto Carneiro de Oliveira Filho
General Counsel

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

PARANAPANEMA S.A.
TAXPAYER´S NUMBER/TREASURY DEPARTMENT N° 60.398.369/0001-26 –
NÚMERO DE IDENTIFICAÇÃO NO REGISTRO DE EMPRESAS – NIRE
(IDENTIFICATION NUMBER IN THE COMPANY´S REGISTRY) N° 35.300.316.355
QUOTED COMPANY

MINUTES OF THE GENERAL AND EXTRAORDINARY MEETINGS, HELD ON APRIL 27, 2006.

Date, Time and Place: April 27, 2006, at 1:00 (one) pm, in the headquarters, at Rua Felipe Camarão, 500, in Santo André (SP). **Publications:** The notice concerned by Section 133 of Law nr. 6.404/76, published on March 24th, 25th and 28th, 2006, in the São Paulo State State Official Gazette and DCI Comércio Indústria & Serviços, respectively, and on March 24th, 27th and 28th, 2006 in the Diário do Grande ABC; Call Notice published on April 12th, 13th and 14th, 2006, in the São Paulo State Official Gazette, in the Diário do Grande ABC and in DCI Comércio Indústria & Serviços; the Administration Report and Financial Demonstrations pertaining to the ended social term of 12.31.2005, published on April 18, 2006, in the São Paulo State Official Gazette and in the Diário do Grande ABC and DCI Comércio Indústria & Serviços newspapers. **Presence**: Shareholders representing more than two thirds (2/3) of the shares entitled to vote. Being also present, besides of the corporation´s administrators, BDO Trevisan Auditores Independentes (BDO Trevisan Independent Auditors), duly represented by Mr. Orlando Octávio de Freitas Júnior, as well as by the members of the Board of Directors and Fiscal Council. **Board**: As defined in the Articles of Incorporation, Mr. Hamilton Salerno de Moura, President of the Board of Directors assumed the presidency of the works, inviting me, Augusto Carneiro de Oliveira Filho, to be the secretary. **Installation**: Being checked the legal quorum, Mr. President declared installed the Ordinary and Extraordinary General Meetings, that will be accomplished in a cumulative and successive way, organized in a sole minutes, determining the reading of the following order of the day: (I) **Ordinary General Meeting** – (1.1) Appreciation of the Directory accounts, examination, discussion and voting of the Financial Demonstrations, accompanied by the Administration Report and Legal Opinion of the Independent Auditors, referent to the Social Term ended on 12.31.2005, and appreciation of the correspondent outcomes correspondent to the same; (1.2) Election for the Bard of Directors referent to the biennial 2006/2007 and, as regulated in the CVM Instruction nr. 282, the shareholders that intend that the election be made through the multiple vote modality shall detain the minimum part of 5% of the voting capital; (1.3) Election of the Fiscal Council referent to the 2006 term; (1.4) Establishment of the remuneration of the administrators regarding the 2006 term. (II) **Extraordinary General Meeting** – (2.1) Appreciation of proposal of reduction in the limit of authorized capital, with the resulting alteration of the Articles of Incorporation; (2.2) Deliberation over the proposal of amendment to the Articles of Incorporation in its section 5, for the introduction of a new paragraph and 11, *caput, in fine* in the following way: Section 5. (......) Fifth Paragraph: Whenever the increase in the capital of the corporation is made within the limit of the authorized capital settled in the previous paragraph and deliberated by the Board of Directors, the same can define a term for the performance of the right of first refusal under its criterion being inferior to the one defined in Section 11 or the exclusion of such right, insuring the right of priority consideration, as established in section 172, of Law 6.404/76." and "Section 11 – To the shareholder it is assured the right of first refusal to subscribe new issued shares, for the term of thirty (30) days, counted from the publication of the deliberation of the General Meeting, with the exception of the hypothesis defined in the Fifth Paragraph of Section 5". **Deliberations**:

The drawing-up of the present minutes in a summary way was deliberated, according to section 130, § 1°, of Law nr. 6.404/76. Continuing with the works, being effected manifestations of praise to the President of the Board of Directors and this General Meeting, Dr. Hamilton Salerno de Moura, that leaves the Board of Directors and as defined in the Order of the Day, the following deliberations were adopted: (I) **In the Ordinary General Meeting** - (1.1) being examined and discussed the report, the administration accounts and the financial demonstrations referent to the social term ended on 12.31.2005, accompanied by the Legal Opinion of the Fiscal Council and the Legal Opinion of the Independent Auditors, as well as their correspondent proposals and results, such documents were submitted to voting, being approved, with the observance of the legal abstentions. (1.2) Being effected the election of the members of the Board of Directors of the company to a term comprehending the 2006 and 2007 biennial, to be ended in the general meeting that will appreciate the term accounts of the term ended on 12.31.2007, the following shareholders were elected: Messrs **WANDERLEY REZENDE DE SOUZA**, Brazilian, married, bank employee, employee of the Caixa Econômica Federal, bearer of the identity card RG nr. 05.377.795-9-IFP/RJ and enrolled with the Taxpayer's Number under 634.466.267-00, resident and domiciled at Rua dos Tintureiros nr. 664, Rio de Janeiro (RJ); **JOAQUIM FERREIRA AMARO**, Brazilian, separated, bank employee, employee of the Caixa Econômica Federal, bearer of the identity card RG nr. 109.147-9-IFP/RJ and enrolled with the Taxpayer's Number under 011.591.517-68, resident and domiciled in the Praia do Flamengo nr. 82 – apt. 902, Rio de Janeiro (RJ); **PEDRO FREDERICO CALDAS**, Brazilian, married, lawyer, bearer of the identity card RG nr. 550.637-SSP/BA and enrolled with the Taxpayer's Number under 003.642.155-34, resident and domiciled at Av. Higienópolis nr. 870 – apt. 113/114, São Paulo(SP); **MARCIO NETTO BAETA**, Brazilian, married, pensioner, bearer of the identity card nr. OAB/DF nr. 2577 and enrolled with the Taxpayer's Number under 056.486.888-49, resident and domiciled at Rua Dias da Rocha nr. 25, Apt 202, Rio de Janeiro (RJ); **SILVIO TINI DE ARAÚJO**, Brazilian, married, graduate in legal and economic sciences, bearer of the identity card RG nr. 3.482.808-SSP/SP and enrolled with the Taxpayer's Number 064.065.488-68, resident and domiciled at Rua Itaverá, 60, São Paulo (SP); **CARLOS ALBERTO CARDOSO MOREIRA**, Brazilian, divorced, administrator, bearer of the identity card RG n° 8.891.984-5-SSP/SP and enrolled with the Taxpayer's Number 039.464.818-84, resident and domiciled at SQS 211, Block B, Apt. 208, Brasília (DF); **RUDOLF CHRISTIAN PFEIFFER**, Brazilian, economist, bearer of the identity card RG nr. 02.523.631-6 DETRAN/RJ and enrolled with the Taxpayer's Number under 245.670.277.87, located at Praia do Flamengo nr. 66 – 18th and 19th floors – Block B, as head members of the Board of Directors, and as, substitutes, respectively, Messrs. **Jorge Luiz Callitto**, Brazilian, separated, bank employee, employee of the Caixa Econômica Federal, bearer of the identity card RG nr. 51.318.222-SSP/SP and enrolled with the Taxpayer's Number under 371.636.128/34, resident and domiciled at Av. Profª. Ida Kolb nr. 225, Apt. 64, Block 8, São Paulo (SP); **Maria Aparecida Cordeiro Katsurayama**, Brazilian, married, bank employee, employee of the Caixa Econômica Federal, bearer of the identity card RG nr. 6033781-SSP/SP and enrolled with the Taxpayer's Number under 765.438.468-87, resident and domiciled at Rua Apinages nr. 235, Apt. 92, São Paulo (SP); **Marcelino Canelada Campos**, Brazilian, married, bank employee, employee of the Caixa Econômica Federal, bearer of the identity card RG nr. 6417323-SSP/SP and enrolled with the Taxpayer's Number under 708.209.028-53, resident and domiciled at Rua Estevão Bayao nr. 211, apt. 1.101, Curitiba (PR); **Luiz Augusto de Queiroz Ablas**, Brazilian, married, university teacher, bearer of the identity card RG n° 2293792-SSP/SP and enrolled with the Taxpayer's Number under 039.526.818-49, resident and domiciled at Rua Indiana nr. 343, Apt. 61, São Paulo (SP); **Antonio Rigotto**, Brazilian, married, mechanic engineer, bearer of the identity card RG nr.

13.880.218-SSP/MG, and enrolled with the Taxpayer's Number under 055.501.736-20, resident and domiciled at Alameda Caraguatatuba nr. 796, R.3, Alphaville, Santana de Parnaíba (SP); **Wilson Carlos Duarte Delfino**, Brazilian, married, engineer, bearer of the identity card RG n° 12.817.354-SSP/SP and enrolled with the Taxpayer's Number under 414.597.098-53, resident and domiciled at AOS 02 – Block B – apt. 604, Brasília (DF) and **Erno Dionizio Brentano**, Brazilian, married, accountant, bearer of the identity card RG nr. 100.646.1005 SSP/SP and enrolled with the Taxpayer's Number under 070.254.080-34, located at Praia do Flamengo nr. 66 – 18th and 19th floors – Block B, will take office through the competent Seating Commitment and as regulated by Law nr. 8.934/94 they are not incurred in any of the crimes that may impede them of performing mercantile activity. (1.3) Following the election of the members of the Board of Directors of the company referent to the present term was effected, with mandate until the next Ordinary General Meeting that will discuss the accounts of the term ended on 12.31.2006, with the election of Messrs.: **MANOEL RODRIGUES LIMA NETO**, Brazilian, married, economist, bearer of the identity card RG n° 10.175-9 SSP/SE and enrolled with the Taxpayer's Number under 002.201.595-72, resident and domiciled at Av. Barão de Maruim nr. 278, apt. 1101, Downtown, Aracajú (SE), as head, and as his substitute **Carlos Ademar Raduan**, Brazilian, married, lawyer, bearer of the identity card RG nr. 58.248.924-SSP/SP and enrolled with the Taxpayer's Number under 483.742.708-10, resident and domiciled at Rua Tomas Carvalhal nr. 362, apt. 92, Paraíso, São Paulo (SP); **DÉCIO MAGNO ANDRADE STOCHIERO**, Brazilian, married, administrator, bearer of the identity card RG nr. 733.275-SSP/DF and enrolled with the Taxpayer's Number under 279.497.881-00, resident and domiciled at SQS nr. 311, Block H, apt. 404, Brasília (DF) as head, and as her substitute **Adriana Meirelles Guimarães Salomão**, Brazilian, married, economist, bearer of the identity card RG nr. 952.324-SSP/DF and enrolled with the Taxpayer's Number under 260.016.836-20, resident and domiciled at SQSW 101, Block A, apt. 401, Brasília (DF); **HUMBERTO PIRES GRAULT VIANNA DE LIMA**, Brazilian, divorced, economist, bearer of the identity card RG nr. 12.846/CORECON/RJ and enrolled with the Taxpayer's Number under 512.243.807-20, resident and domiciled at Rua Conde Afonso Celso nr. 120, apt. 102, Jardim Botânico, Rio de Janeiro (RJ), and as his substitute, **Klitia Valeska Bicalho**, Brazilian, married, civil engineer, bearer of the identity card nr. 5060-D/CREA and enrolled with the Taxpayer's Number under 986.583.017-53, resident and domiciled at Rua Barão da Torre nr. 635, apt. 603, Ipanema, Rio de Janeiro (RJ); and, by the minority shareholders, **MAX LEANDRO FERREIRA TAVARES**, Brazilian, economist, bearer of the identity card RG nr. 068.365.469 IFP/RJ and enrolled with the Taxpayer's Number under 901.828.717-20, resident at Praia do Flamengo nr. 66 – 18th and 19th floors – Block B, and as substitute **Celso de Souza Tchao**, graduate in informatics, Brazilian, bearer of the identity card RG n° 05479727-9 and enrolled with the Taxpayer's Number under 759.915.517-15, located at Praia do Flamengo nr. 66 – 18th and 19th floors – Block B; and **JOSÉ FERRAZ FERREIRA FILHO**, Brazilian, married, engineer, bearer of the identity card nr. 3.496.394-7-SSP/SP, and enrolled with the Taxpayer's Number under 250.616.158/91, resident and domiciled at Rua Comandante Garcia D'Avila nr. 345, Jardim Morumbi, São Paulo(SP), as head, and as his substitute **Luiz Fonseca de Souza Meirelles Filho**, Brazilian, married, bank employee, bearer of the identity card nr. 4.439.266-SSP/SP, and enrolled with the Taxpayer's Number under 500.165.638/91, resident and domiciled at Rua Padre João Manoel nr. 1.178, apt. 1-A, São Paulo (SP). It was decided that the fiscal advisors will receive a legal minimum remuneration and (1.4) determined the amount of the global fee destined to the remuneration of the administrators in the term of 2006, up to seven hundred, sixty-five thousand Reais (R$ 765.000,00) respecting the abstentions, which will be divided among the members of the Board of Directors and Directorate, as deliberated by the Board of Directors,

with the observance of the statute clauses. (II) **In Extraordinary General Meeting:** It was approved, by the majority of votes of the present: (1.1) The reduction of the Authorized Capital Limit to 180.000.000 shares. (1.2) The alteration proposal of section 5th of the Articles of Incorporation, for the introduction of a new paragraph and 11, *caput, in fine,* which start to have the following redaction, already consolidated: "**Section 5** - (.......) **Sole Paragraph** – The company is authorized to increase its social capital independently of decision of the general meeting, by means of simple deliberation of the Board of Directors, through the issue of until sixty million (60.000.000) ordinary shares and a hundred and twenty million (120.000.000) preferred shares, all inscribed shares and without nominal amount, being also the Board of Directors entitled to establish the conditions of issue and placing of the issued securities, among the hypothesis admitted in law. **Fifth Paragraph** – Whenever the capital increase of the corporation is effected within the limit of the authorized capital established in the previous paragraph and deliberated by the Board of Directors, the same can institute, by its criterion, a smaller term for the exercising of the right of first refusal than the one established in Section 11 or the exclusion of this right, insuring the right of priority consideration, as established in section 172 of Law 6.404/76." and "**Section 11** – It is insured to the shareholder, the right of first refusal for the subscription of the new issued shares, for the term of thirty (30) days, counted from the publication of the deliberation of the General Meeting, except in the hypothesis of the Fifth Paragraph of Section 5.". **Filed Documents**: Mandate Instrument granted by the shareholders and vote manifestations, including the one referring to the subject submitted to the Extraordinary General Meeting. **Closing and Transcription**: Being everything discussed, Mr. President offered everyone present the permission to speak and as nobody wanted to speak, suspended the works to write the transcription of this Minutes in the adequate book, which, through an unanimous deliberation of the Meeting and based in § 2° of Section 130 of Law 6.404/76, will be published with the omission of the shareholder's signatures. Being reopened the session, this Minutes was read, considered in good order and approved, ending with the signature of the present member components, of the present shareholders and of the representative of the Fiscal Council and the Independent Auditors. Santo André, April 27, 2006. (signature) Hamilton Salerno de Moura – President; Augusto Carneiro de Oliveira Filho – Secretary; PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (Social Welfare Fund of the Employees of Banco do Brasil); Fundação Sistel de Seguridade Social (Sistel Foundation of Social Security); Instituto AERUS de Seguridade Social (AERUS Institute of Social Security); PETROS - Fundação Petrobrás de Seguridade Social (PETROS – Social Security Petrobrás Foundation); Hyposwiss Banco Privado S.A.; Bank Leu AG; BONSUCEX Participações Ltda.; Silvio Tini de Araújo; Brazil Value and Growth Fund; Clube de Investimento Gas I; José Ferraz Ferreira Filho – Representative of the Fiscal Council; BDO Trevisan Auditores Independentes - Orlando Octávio de Freitas - CRC 1SP-178871/0-4.

This is a faithful copy extracted from the Minutes drawn-up in the adequate book.

Augusto Carneiro de Oliveira Filho
Secretary